Exhibit 12.1

Transmeridian Exploration Incorporated

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands except ratio of earnings to fixed charges and preferred stock dividends)

	Three Months Ended March 31, 2007	Years Ended December 31,
		2006	2005	2004	2003	2002
Earnings (Loss)
Loss before minority interest and provision for income taxes	$(15,455)	$(53,247)	$(19,829)	$(4,671)	$(5,687)	$(3,271)
Fixed charges	12,846	42,426	19,755	7,420	5,451	1,914
Amortization of capitalized interest	190	643	511	370	196	88
Capitalized interest	(1,822)	(4,096)	(2,498)	(4,520)	(4,165)	(1,286)
Preferred stock dividends	(1,650)	(1,066)	(975)	(1,125)	(20)	(38)

Earnings (loss) as adjusted	$(5,891)	$(15,340)	$(3,036)	$(2,526)	$(4,225)	$(2,593)

Fixed Charges
Interest expense	$6,878	$28,674	$10,344	$1,400	$772	$338
Capitalized interest	1,822	4,096	2,498	4,520	4,165	1,286
Amortization of debt financing costs	723	2,744	1,115	193	184	126
Amortization of debt discount	1,407	5,517	4,633	—	—	—
Portion of rental expense representative of the interest factor	366	328	190	182	310	126
Preferred stock dividends	1,650	1,066	975	1,125	20	38

Total fixed charges	$12,846	$42,426	$19,755	$7,420	$5,451	$1,914

Ratio of earnings to fixed charges and preferred stock dividends (a)	—	—	—	—	—	—

(a)	For the three months ended March 31, 2007 and the years ended December 31, 2006, 2005, 2004, 2003 and 2002, earnings were inadequate to cover fixed charges by $18.7 million, $57.8 million, $22.8 million, $9.9 million, $9.7 million and $4.5 million, respectively.